

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 5, 2008

Mr. Brian J. Recatto
Chief Executive Officer
Omni Energy Services Corp.
4500 N.E. Evangeline Thruway
Carencro, LA 70520

> **Re:** **Omni Energy Services Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 8, 2008**
> **Form 8-K Filed July 10, 2008**
> **Response Letter Dated October 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 000-23383**

Dear Mr. Recatto:

  We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements and Supplementary Data

Note 5 – Intangible Assets, page 65

1. In your response to our prior comment number five you state you intend to provide information about the carrying amounts and changes in goodwill for each reportable segment, and any unallocated goodwill, if any. Please provide us with

a sample of the disclosure that would have been included in your financial statements as of December 31, 2007.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Recent Developments, page 21

2.   We note your response to our prior comment number 14 in which you have provided a sample of your proposed expanded disclosure. We are unable to determine from your proposed disclosure whether you have concluded that the likelihood of a loss is reasonably possible or probable. Please expand your disclosure to include your conclusion as to the likelihood that a future event or events will confirm a loss or impairment of an asset or the incurrence of a liability using the framework and terms established in paragraph 3 of FAS 5. We also note you are unable to assess the ultimate financial impact of the litigation. Please confirm to us that you are also unable to estimate a range of possible loss pursuant to paragraph 10 of FAS 5.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Controls and Procedures, page 29

3.   Please expand your disclosure to include the requirements of Item 308(c) of Regulation S-K, and tell us why these disclosures were previously omitted. Please provide us with a sample of your expanded disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief